Exhibit 3.1

Amended and Restated Memorandum of Association

1.	Name of Company: D-Medical Industries Ltd.

2.	Name of Company (in English): D-Medical Industries Ltd.

3.	The purposes of the Company are:

4.
To engage in the field of medical devices, services and solutions, including by investing in other companies that engage in such field and cooperating with them, and to engage in any other legal business in such field.

5.	The members’ liability is limited.

6.	The Company’s share capital is as shall be set forth in the Company’s article of association from time to time.

7.	The Company may change the provisions of this memorandum of association by a resolution adopted by a simple majority at the Company’s general meeting.